Exhibit 11

ALFA CORPORATION
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS
(Unaudited)

The following computations set forth the calculation of basic and diluted common share and common share equivalents for the three months ended ended March 31, 2002 and 2001:
	Three Months Ended March 31,
	2002	2001
Net income	$18,468,147	$14,333,676

Weighted average number of common shares outstanding	39,220,472	39,153,707

Net income per common share—Basic	$0.47	$0.37

	Three Months Ended March 31,
	2002	2001
Net income	$18,468,147	$14,333,676

Weighted average number of common shares outstanding	39,220,472	39,153,707

Common share equivalents resulting from:
Dilutive stock options	400,558	269,706

Adjusted weighted average number of common and common equivalent shares outstanding	39,621,030	39,423,413

Net income per common share—Diluted	$0.47	$0.36